UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 27, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India
 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited

Registered Office: S-1A Irani Market Compound, Yerawada , Pune-411006, India

Corporate Office   : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093

FAX TO SE

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended 30 September 2006, prepared as per US GAAP

USD in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	151,707	118,277	424,580	326,430	450,332
Cost of revenues	97,617	77,522	270,712	209,085	288,481
Gross profit	54,090	40,755	153,868	117,345	161,851
Selling, general and administrative expenses	27,742	23,287	84,494	65,550	89,881
Provision for doubtful debts and advances	—	195	—	75	(152)
Foreign exchange (gain) / loss , net	1,262	(542)	2,158	(648)	1,693
Operating income	25,086	17,815	67,216	52,368	70,429
Interest and dividend income	2,315	1,110	7,223	3,106	4,190
Interest expense	(477)	(538)	(4,342)	(898)	(2,044)
Gain on sale of investments, net	1,017	977	1,633	1,054	1,128
Other income/(expense), net	91	14	3,470	362	967
Income before income taxes	28,032	19,378	75,200	55,992	74,670
Income taxes	5,751	3,138	41,679	9,829	13,803
Net Income	22,281	16,240	33,521	46,163	60,867
Earning per share
- Basic	$0.16	$0.13	$0.24	$0.37	$0.48
- Diluted	$0.16	$0.13	$0.24	$0.36	$0.48
Weighted average number of common and redeemable common shares used in computing earnings per share
- Basic	137,940,096	125,116,730	137,882,995	125,071,300	125,736,592
- Diluted	138,861,054	126,835,729	138,753,997	126,662,402	127,457,632
Total assets	598,259	425,479	598,259	425,479	553,886
Cash and cash equivalents	45,350	31,806	45,350	31,806	148,820
Investments in mutual funds	224,797	132,570	224,797	132,570	141,776

Notes

1             The above financial results have been reviewed under SAS 100 by the Independent Accountants of the Company.

2             The above statement of financial results were taken on record by the Board of Directors at its adjourned meeting held on 27 October 2006.

3             The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’).  All significant inter-company transactions have been eliminated on consolidation.

4             The subsidiaries considered in the consolidated financial statements as at 30 September 2006 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited and Patni Telecom Solutions (UK) Limited.

5             Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

1

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in thousands except share data (Unaudited)

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Exchange Rate (Rs.)	45.95	43.94	45.95	43.94	44.95

Revenues	6,970,944	5,197,093	19,509,451	14,343,352	20,242,423
Cost of revenues	4,485,487	3,406,312	12,439,220	9,187,201	12,967,221
Gross profit	2,485,457	1,790,781	7,070,231	5,156,151	7,275,202
Selling, general and administrative expenses	1,274,750	1,023,223	3,882,493	2,880,249	4,040,149
Provision for doubtful debts and advances	—	8,576	—	3,298	(6,830)
Foreign exchange (gain) / loss , net	57,988	(23,800)	99,148	(28,452)	76,107
Operating income	1,152,719	782,782	3,088,590	2,301,056	3,165,777
Interest and dividend income	106,363	48,781	331,871	136,467	188,330
Interest expense	(21,912)	(23,625)	(199,499)	(39,452)	(91,878)
Gain on sale of investments, net	46,717	42,932	75,048	46,309	50,704
Other income/(expense), net	4,172	604	159,455	15,914	43,467
Income before income taxes	1,288,059	851,474	3,455,465	2,460,294	3,356,400
Income taxes	264,254	137,892	1,915,162	431,882	620,445
Net Income	1,023,805	713,582	1,540,303	2,028,412	2,735,955
Earning per share
- Basic	7.42	5.70	11.17	16.22	21.76
- Diluted	7.37	5.63	11.10	16.01	21.47
Total assets	27,489,997	18,695,544	27,489,997	18,695,544	24,897,181
Cash and cash equivalents	2,083,854	1,397,545	2,083,854	1,397,545	6,689,441
Investments in mutual funds	10,329,409	5,825,112	10,329,409	5,825,112	6,372,828

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all.  Investors are cautioned to not rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer

Mumbai
27 October 2006

2

Audited Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and six months ended 30 September 2006, as per Indian GAAP.

Rs. in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2006	2005	2006	2005	2005
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Income
Sales and service income	6,999,399	5,163,772	19,239,862	14,242,863	19,869,306
Other income	174,396	112,189	436,972	221,435	381,932
	7,173,795	5,275,961	19,676,834	14,464,298	20,251,238

Expenditure
Personnel costs	3,976,536	3,289,503	10,738,445	8,352,310	11,197,700
Selling, general and administration costs	1,517,662	1,230,458	4,544,413	3,404,154	4,931,281
Depreciation (net of transfer from revaluation reserves)	202,229	175,825	600,374	487,348	678,077
Interest costs	22,103	56,083	195,748	76,531	81,234
	5,718,530	4,751,869	16,078,980	12,320,343	16,888,292

Profit for the period before prior period items, taxation and exceptional item	1,455,265	524,092	3,597,854	2,143,955	3,362,946
Prior period items	—	—	281,394	—	909,687
Profit for the period before taxation and exceptional item	1,455,265	524,092	3,316,460	2,143,955	2,453,259
Provision for taxation (prior periods)	—	—	418,976	—	(196,413)
Provision for taxation - Fringe benefits	11,075	10,400	33,343	18,007	31,977
Provision for taxation	264,582	16,358	1,911,703	318,661	630,602
Profit for the period after taxation	1,179,608	497,334	952,438	1,807,287	1,987,093

Paid up equity share capital (Rs. per equity share of Rs 2 each)	275,922	250,565	275,922	250,565	275,597

Reserves excluding revaluation reserves					20,962,256

Earnings per share (Rs. per equity share of Rs.2 each)
- Basic	8.55	3.97	6.91	14.45	15.80
- Diluted	8.49	3.92	6.85	14.27	15.59

Notes:

1             The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 -  “Consolidated Financial Statements “ issued by the Institute of Chartered Accountants of India for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full.  Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full.  The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financials statements are prepared using uniform accounting policies across the Group.

2             The subsidiaries considered in the consolidated financial statements as at 30 September 2006 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc.,Patni Telecom Solutions Private Limited, Patni Telecom Solutions(UK) Limited.

3             Paid up equity share capital does not include Rs 19,470 (2005 : Nil ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

3

4    Segment Information:

      As on 30 September 2006 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
For the three months ended 30 September 2006
Sales and service income	1,092,860	1,628,863	1,582,221	1,189,946	277,040	746,747	481,722	6,999,399
For the nine months ended 30 September 2006
Sales and service income	3,012,302	4,526,380	4,139,179	3,578,376	766,470	1,960,665	1,256,490	19,239,862
As at 30 September 2006
Sundry debtors	805,008	818,001	1,065,311	959,149	156,989	606,079	482,996	4,893,533
Cost and estimated earnings in excess of billings	194,226	276,082	242,064	315,969	75,932	93,481	62,527	1,260,280
Billings in excess of cost and estimated earnings	(5,627)	(4,781)	(22,653)	(37,152)	(1,135)	(22,911)	(5,606)	(99,864)
Advance from customers	958	1,129	3,438	—	1,556	2,669	112	9,862

      As on 30 September 2005 and for the quarter ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
For the three months ended 30 September 2005
Sales and service income	915,688	1,418,107	1,141,101	766,969	236,721	365,400	319,786	5,163,772
For the nine months ended 30 September 2005
Sales and service income	2,310,462	4,076,607	3,177,051	2,063,748	733,724	951,764	929,507	14,242,863

As at 31 December 2005
Sundry debtors	591,486	714,793	747,836	394,507	162,309	330,142	289,039	3,230,112
Cost and estimated earnings in excess of billings	116,184	232,032	160,162	412,979	73,212	135,558	45,936	1,176,063
Billings in excess of cost and estimated earnings	(8,492)	(17,280)	(34,186)	(20,351)	(3,113)	(9,378)	(13,130)	(105,930)
Advance from customers	(54,467)	(4,277)	(3,242)	—	(76)	—	(583)	(62,645)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

4

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2006	2005	2006	2005	2005

Consolidated net income as per Indian GAAP	1,179,608	497,334	952,438	1,807,287	1,987,093
Income taxes	(2,028)	(3,902)	(73,595)	11,087	(52,991)
Foreign currency differences	(85,115)	17,802	26,194	23,852	51,364
Employee retirement benefits	(12,830)	(17,727)	3,606	(15,317)	(22,082)
ESOP related Compensation Cost	(42,631)	—	(131,176)	—	—
Business acquisition	(10,933)	(11,677)	(30,504)	(30,156)	(32,754)
Prior Period Adjustments	—	227,539	774,816	227,539	746,661
Others	6,646	81	6,403	(9,074)	5,319
Total	(146,891)	212,116	575,744	207,931	695,517
Consolidated net income as per US GAAP	1,032,717	709,450	1,528,182	2,015,218	2,682,610

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

5

Financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2006, as per Indian GAAP (Standalone)

Rs. in thousands except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2006	2005	2006	2005	2005
	(Audited)	(Audited)	(Unaudited)	(Audited)	(Audited)
Income
Sales and service income	2,538,418	2,351,112	7,299,222	6,366,411	8,755,962
Other income	162,942	83,123	386,445	245,370	362,660
	2,701,360	2,434,235	7,685,667	6,611,781	9,118,622
Expenditure
Personnel costs	1,197,718	1,118,982	3,369,321	2,900,303	3,928,003
Selling, general and administration costs	531,067	531,650	1,715,820	1,352,251	2,063,700
Depreciation	172,058	156,568	517,140	435,656	600,264
Interest costs	283	8,804	89,744	28,418	40,787
	1,901,126	1,816,004	5,692,025	4,716,628	6,632,754

Profit for the period before prior period items and taxation	800,234	618,231	1,993,642	1,895,153	2,485,868
Prior period items	—	—	—	—	43,423
Profit for the period before taxation	800,234	618,231	1,993,642	1,895,153	2,442,445
Provision for taxation (prior periods)	—	—	—	—	113,196
Provision for taxation-Fringe benefits	10,491	9,533	31,991	16,979	30,349
Provision for taxation	78,711	80,183	926,185	262,751	354,771
Profit for the period after taxation	711,032	528,515	1,035,466	1,615,423	1,944,129

Paid up equity share capital (Rs. per equity share of Rs 2 each)	275,922	250,565	275,922	250,565	275,597
Reserves excluding revaluation reserves					20,135,730

Earnings per equity share of Rs 2 each
- Basic	5.15	4.22	7.51	12.92	15.46
- Diluted	5.12	4.17	7.44	12.75	15.25

Notes

1             The above statement of financial results were reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 27 October 2006.

2             Investor complaints for the quarter ended 30 September 2006:

Pending as on 1 July 2006	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	28	28	—

3             Statement of Utilisation of ADS Funds as of 30 September 2006

	No of shares	Price	Amount
Amount raised through ADS (61,56,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as short term investments			4,184,800
2 Utilised for Capital expenditure for office facilities			715,768
3 Exchange loss			120,823
4 Bank deposits			348,465

Total			5,369,856

4             Aggregate of Non-Promoter Shareholding

	As of 30 September		As of 31 December
	2006	2005	2005
- Number of Shares	76,988,026	63,689,932	76,205,597
- Percentage of Shareholding	55.80%	50.84%	55.30%

5             Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

6             Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 27 October 2006.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer

Mumbai
27 October 2006

6

For Press Release

Patni Q3, 2006 Net Income up 37% at $22.3 Million (Rs 1,024 Million),
and
Revenues up 28% at $ 151.7 Million (Rs 6,971 million), YoY

Mumbai, India, Cambridge MA, USA, 27th October 2006: Patni Computer Systems Limited (Patni) today announced its financial results for the third quarter ended 30 September 2006.

Performance Highlights

Important note:

As stated in our Q2 2006 release, prior years’ tax review by the IRS and a review by the Department of Labor of Patni’s US operations had resulted in additional provisions which led to an increase in gross profit and operating income by approximately US$ 7.0 million and decrease in net income by US$ 19.9 million for Q2 2006. Variations in Patni’s Q2 2006 financial performance as a result of these reviews had been referred to as ‘additional provisions’ in the said press release. Financial Performance for Q2 2006 excluding these additional provisions has been considered for comparative performance review with Q3 2006 in this release.

Performance Highlights for the quarter ended Sept 30th 2006

•                  Revenues for the quarter at US$ 151.7 million (Rs 6,971 million)

•                  up 6.1% sequentially from US$ 143.0 million (Rs 6,561 million) in quarter ended June 30, 2006

•                  28.3% higher compared to US$ 118.3 million (Rs 5,197 million) in quarter ended Sep 30, 2005

•                  Operating Income at US$ 25.1 Million (Rs 1,153 million) on the back of improved operating efficiencies

•                  up 46.4% sequentially from US$ 17.1 million (Rs 786 million) in quarter ended June 30, 2006

•                  40.8% higher compared to US$ 17.8 million (Rs 783 million) in quarter ended Sep 30, 2005

•                  Net Income at US$ 22.3 million  (Rs 1,024 million )

•                  up 33.4% sequentially US$ 16.7 million (Rs 766 million) in quarter ended June 30, 2006

•                  37.2% higher compared to US$ 16.2 million (Rs 714 million) in quarter ended Sep 30, 2005

•                  EPS for the quarter at  US$ 0.16 per share, (Rs 7.42 per share );  US$ 0.32 per ADS

•                  Top Customer contribution towards revenue decreased to 14.1% during the quarter from 14.5% in Q2 2006. Revenue concentration of Top 10 clients also reduced to 51.6% from 54.1% in the previous quarter.

•                  Number of active clients was 235 at quarter end as compared to 220 in Q2 2006. Patni acquired 27 new clients during the quarter.

1

Key Corporate Developments in Q3 2006:

•                  Patni ranked highest in Forrester survey- Customer Satisfaction Survey among Indian Offshore Supply Chain Solution providers.

•                  Patni and Savvion entered strategic alliance- Offering industry-leading Business Process Management solutions.

•                  Patni received CIO 100 award at CIO Symposium- Acknowledged as one of ‘The Giant 100’ companies at the first CIO 100 awards in India.

•                  PatniConnect – Annual customer event concluded successfully

Future Outlook:

•                  Q4 2006 revenues are expected to be US$ 152 million and net income is expected to be in the range of US$ 20.4 - $20.6 million excluding foreign exchange gain/loss and taking the operations at a constant dollar value of Rs 45.50 per US$.

Management comments

Commenting on the Q3 2006 performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “I am delighted to report a strong increase in revenue and net income in the quarter under review which is a result of new client acquisitions and efficient management of our cost structure.   We are witnessing healthy demand escalation across all our verticals and service lines. To ensure adequate preparedness to meet this demand, we are expanding our facilities. Further, in continuation of our drive towards profitable growth we have reorganized our management team, as a result of which I expect greater focus and accountability thrust across the organisation.

Over the medium to long term, I remain confident of our ability to capture the growth opportunities and translate them into ongoing value enhancement for all our stakeholders”

Commenting on the performance, Mr. Mrinal Sattawala, Chief Operating Officer, Patni, said, “This quarter saw us delivering good operating efficiencies. We improved our resource utilization for both offshore and onsite projects in addition to improvements in other operating parameters. During the period under review we have added 27 new clients, bringing our tally of active clients to 235. Additionally, in line with our overall business strategy, we maintained our thrust on diversifying our revenue stream which is reflected in reduced reliance on our Top 5 and Top 10 clients. These developments  strengthens our confidence in our ability to maintain our strong & profitable growth momentum”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, Patni, added, “In Q3 2006, we executed well on our operating efficiency improvement plan. A reduction in G&A, improvement in operating parameters including utilization coupled with revenue growth has led to sustainable margin expansion in the quarter. We continue to focus on managing our cost base more efficiently and driving profitable growth through our investments in service capabilities.”

2

Corporate developments in Q3 2006

Patni Ranked Highest among Indian Offshore Supply Chain Solution Providers in Customer Satisfaction

Patni received the highest customer satisfaction rating among Indian offshore supply chain solution providers in a Forrester survey. The survey, “Ranking Supply Chain Management Tools and Services”, conducted by Forrester Research, Inc., in June 2006, queried 167 supply chain decision makers in North America. It examined their satisfaction with supply chain software and service providers, as well as their plans for additional investments.

Patni and Savvion enter into a strategic alliance

Patni has formed a strategic alliance with Savvion, the industry’s leading business process management (BPM) company. Patni will leverage its deep domain expertise and knowledge of industry best practices to help people within organizations to collaborate, control, and improve business processes to drive business success with Savvion BusinessManager.

Patni received award at CIO 100

Patni was recognized as one of ‘The Giant 100’ companies at the CIO 100 awards in India for demonstrating excellence in deploying technology solutions to deliver optimum business value. Patni received the awards at the CIO Symposium and Award ceremony in Mumbai. The award was presented to Patni for its technology vision in building a Corporate Performance Management System (CPMS).

Patni Connect

Patni successfully concluded its third annual customer forum — ‘Patni Connect 2006’ — in the U.S. The Patni leadership team exchanged views with IT and business leaders representing their customer organizations,  other pre-eminent industry analysts and professionals.

3

Management Discussion & Analysis of Performance

(Figures in Million US$ except EPS and Share Data)

CONSOLIDATED STATEMENT OF INCOME

For the quarter / period ended

Particulars	Q3 2006	Q3 2005	YoY Change	Q2 2006	QoQ Change	Additional provisions in Q2 2006**		Q2 2006 (Excluding Additional Provisions)	QoQ Change Excluding Additional Provisions
Revenues	151.7	118.3	28.3%	143.0	6.1%	—		143.0	6.1%
Cost of revenues	94.5	74.8	26.5%	86.2	9.7%	-7.0	(1)	93.2	1.4%
Depreciation	3.1	2.8	11.5%	3.2	-3.1%	—		3.2	-3.1%
Gross Profit	54.1	40.8	32.7%	53.7	0.8%	7.0	(1)	46.6	16.1%
Sales and marketing expenses	11.0	9.6	15.3%	11.0	0.1%	—		11.0	0.1%
General and administrative expenses	16.2	13.7	18.0%	18.4	-12.0%	—		18.4	-12.0%

Provision for doubtful debt and advances	0.5	0.2	—	0.2	—	—		0.2	—
Foreign exchange (gain) / loss, net	1.3	-0.5	—	-0.1	—	—		-0.1	—
Operating income	25.1	17.8	40.8%	24.2	3.6%	7.0	(1)	17.1	46.4%

Other income / (expenses), net	2.9	1.6	88.4%	4.1	-27.7%	0.2		4.0	-25.8%
Income before income taxes	28.0	19.4	44.7%	28.3	-0.9%	7.2	(2)	21.1	32.8%
Income taxes	5.8	3.1	83.3%	31.5	-81.7%	27.1		4.4	30.5%
Net income	22.3	16.2	37.2%	-3.2	—	-19.9	(3)	16.7	33.4%
Earning per share
– Basic	0.16	0.13		-0.02
– Diluted	0.16	0.13		-0.02
Weighted average number of common shares used in computing earnings per
– Basic	137,940,096	125,116,730		137,889,376
– Diluted	138,861,054	126,835,729		137,889,376

2 shares = 1ADS

**       Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

(1) – due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) – impact of 1, net of write-back of interest/penalty for earlier years

(3) – impact of re-assessed corporate taxes for earlier years, net of 2

4

Revenues

Revenues during the quarter grew sequentially by 6.1% to US$ 151.7 million (Rs 6,971 million) from US$ 143.0 million (Rs 6,561 million) in Q2 2006. Revenue improvement was driven by volume growth of 5.9% and price increases of about 0.2%. On YoY basis the revenues grew by 28.3% as compared to Q3 2005 revenues of US$ 118.3 m (Rs 5,197million).

Gross profit

Gross profit was higher by 16.1% at US$ 54.0 million (Rs 2,485 million) when compared to Q2 2006 gross profit (adjusted for a net reversal of additional provisions) of US$ 46.6 million (Rs 2,138 million) in the previous sequential quarter. Gross margin improved from 32.6% to 35.7% as a result of the following factors:

•   Improvement in Utilization, resulting in gross margin improvement of 1%, US$ 1.5 million.

•        Reduction in immigration / visa costs, resulting in gross margins improvement of 0.9%, US$ 1.3 million.

•        Other operating efficiencies, resulting in gross margin improvement of 1.3%, US$ 1.9 million.

Gross profit grew by 32.7% when compared to the corresponding quarter last year.

Selling and Marketing Expenses

Sales and marketing expenses remained steady at US$ 11.0 million (Rs 507 million) in Q3 2006 in comparison to Q2 2006, the overall expense as percentage to sales reduced from 7.7% in Q2 2006 to 7.3 % due to increased absorption.

G&A expenses

Continued focus on G&A cost optimization led to a reduction in overall spend by US$ 2.2 million from US$ 18.4 million (Rs 843 million) in Q2 2006 to US$ 16.2 million (Rs 744 million) in Q3 2006. Overall spend as percentage of sales reduced from 12.9% in Q2 2006 to 10.7% in Q3 2006. This was achieved by the following:

•        Non recurring expenses of US$ 1.3 million incurred in Q2 2006, saving of 0.9 % on sales

•        Structural reduction of US$ 0.9 million, savings of 0.6% on sales

•        Higher absorption on increased revenues  of  0.6% on sales

Provision for doubtful debts

For Q3 2006 Provision for doubtful debts increased to US$ 0.5 million (Rs 24 million) from US$ 0.2 million (Rs 7 million) in the previous quarter and US$ 0.2 million (Rs 9 million) in Q3 2005.

Foreign exchange gain/loss

Mark to market impact of forex contracts taken earlier and revaluation of debtors at the quarter end rate resulted in Foreign exchange loss of US$ 1.3 million (Rs 58 million) for the quarter as compared to a foreign exchange gain of US$ 0.1 million (Rs 5 million) in Q2 2006.  In the corresponding quarter last year, the foreign exchange gain stood at US$ 0.5 million (Rs 24 million).

Operating income

On account of improved gross margins, reduction in G&A costs  and net of changes in forex gain/ loss  and reserves for doubtful debts,  Q3 2006 Operating income increased by 46.4% to US$ 25.1 million (Rs 1,153 million) as compared to operating income of US$ 17.1 million (Rs 786 million) in Q2 2006(adjusted to give effect to a net reversal of additional provisions). Operating Margin during the quarter expanded to 16.5% as compared to 12% in Q2 2006. Operating income was up 40.8% compared to the corresponding quarter last year of US$ 17.8 million (Rs 783 million)

5

Other income

For Q3 2006, Other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at US$ 2.9 million (Rs 135 million) lower than  US$ 4.0 million (Rs 187 million) in Q2 2006. Other income was higher by 88.4% when compared to US$ 1.6 million (Rs 69 million) in Q3 2005.

Profit before tax

Profit before tax increased 32.8% to US$ 28.0 million (Rs 1,288 million) when compared to PBT adjusted for additional provisions at US$ 21.1 million (Rs 968 million) in Q2 2006. Profit before tax was higher by 44.7% yoy as compared to Q3 2005.

Income taxes

Income tax for the quarter was at US$ 5.8 million (Rs 264 million) at 20.5% effective tax rate on Profit before tax. The adjusted Income tax for Q2 was at US$ 4.4 million (Rs 202 million) at effective tax rate of 20.9% on profit before tax.  Total income tax in Q2 2006 of US$ 31.5 million (Rs 1,444 million) included US$ 27.1 million pertaining to re-assessed corporate taxes for earlier years.

Net income

In Q3 2006 Net income was at US$ 22.3 million (Rs 1,024 million) higher by 33.4% when compared to net income of US$ 16.7 million (Rs 766 million) in Q2 2006, which is adjusted for additional provisions. Unadjusted net income for the previous quarter was at (-) US$ 3.2 million ((-)Rs 147 million). Net income increased 37.2% from Q3 2005.

Balance Sheet and Cash Flow changes

Against Net Income of US$ 22.3 million (Rs 1,024 million), cash from operating activities was US$ 11.0 million (Rs 507 million) net of changes in current assets and liabilities of US$ 19.8 million and Non cash charges of US$ 7.8 million comprising of depreciation and amortization (US$ 4.6 million), deferred taxes (US$ 2.7 million), and other charges of (US$ 0.5 million).

Net Cash used in investing activities was US$ 17.9 million (Rs 825 million) including capital expenditure of US$ 13.5 million (Rs 620 million).

Net cash used in financing activities was US$ 1.1 million (Rs 51 million) comprising largely of dividend payouts on common shares.

With these changes the overall cash and cash equivalent position at the end of the quarter was US$ 45.4 million (Rs 2,084 million) lower by around US$ 7.6 million in comparison to US$ 53.0 million (Rs 2,432 million) at the end of Q2 2006.

At the close of Q3 2006, cash & cash equivalents (including short term investments) were at US$ 270.1 million (Rs 12,413 million), compared to US$ 271.06 (Rs 12,433 million) at close of Q2 2006

Receivables at the end of the Q3 2006 were at US$ 108.4 million (Rs 4,982 million) representing  a small increase in number of days outstanding at 67 days against 64 days in Q2 2006 at US$ 98.5 million.

6

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME – BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Q3 2006	Q3 2005	YoY Change	Q2 2006	QoQ Change	Additional provisions in Q2 2006**		Q2 2006 (Excluding Additional Provisions)	QoQ Change Excluding Additional Provisions
Exchange rate $1 = INR	45.95	43.94	—	45.87	—	45.87		45.87	—
Revenues	6,970.9	5,197.1	34.1%	6,560.7	6.3%	—		6,560.7	6.3%
Cost of revenues	4,343.5	3,284.6	32.2%	3,951.7	9.9%	-324.7	(1)	4,276.4	1.6%
Depreciation	142.0	121.8	16.6%	146.3	-2.9%	—		146.3	-2.9%
Gross Profit	2,485.5	1,790.8	38.8%	2,462.6	0.9%	324.7	(1)	2,137.9	16.3%
Sales and marketing expenses	507.2	420.8	20.5%	505.7	0.3%	—		505.7	0.3%
General and administrative expenses	743.7	602.4	23.4%	843.4	-11.8%	—		843.4	-11.8%

Provision for doubtful debt and advances	23.9	8.6	—	7.4	—	—		7.4	—
Foreign exchange (gain) / loss, net	58.0	-23.8	—	-4.5	—	—		-4.5	—
Operating income	1,152.7	782.8	47.3%	1,110.7	3.8%	324.7	(1)	786.0	46.7%
Initial public offering related expenses	—	—	—	—	—	—		—	—
Other income / (expenses), net	135.3	68.7	97.0%	186.8	-27.6%	4.8		182.1	-25.7%
Income before income taxes	1,288.1	851.5	51.3%	1,297.6	-0.7%	329.5	(2)	968.1	33.1%
Income taxes	264.3	137.9	91.6%	1,444.5	-81.7%	1,242.4		202.1	30.8%
Net income	1,023.8	713.6	43.5%	-147.0	—	-912.9	(3)	766.0	33.7%
Earning per share
– Basic	7.42	5.70		-1.07
– Diluted	7.37	5.63		-1.07
Weighted average number of common shares used in computing earnings per
– Basic	137,940,096	125,116,730		137,889,376
– Diluted	138,861,054	126,835,729		137,889,376

2 shares = 1ADS

**       Prior years’ tax review by IRS and the Department of Labor Review by Patni’s US Operations has resulted in the net reversals of additional provisions leading to an increase in Q2 2006 Gross Profit and Operating Income and a decrease in Q2 2006 Net Income.

(1) – due to reversal of payroll taxes for earlier years, net of accrual from DOL review

(2) – impact of 1, net of write-back of interest/penalty for earlier years

(3) – impact of re-assessed corporate taxes for earlier years, net of 2

7

Important Notes to this release:

•                  Fiscal Year

Patni follows a January – December fiscal year. The current review covers the financial and operating performance of the Company for the third quarter ended 30th September 2006.

•                  U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•                  Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                  Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 8 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•                  Attached Fact Sheet  (results & analysis tables)

About Patni Computer Systems Ltd:

About Patni: Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global IT Services provider servicing Global 2000 clients. Patni caters to its clients through its industry-focused practices, including insurance, manufacturing, financial services, telecommunications, and its technology-focused practices. With employee strength of over 12,000 and multiple offshore development facilities across eight cities; Patni has 23 international offices across the Americas, Europe and Asia-Pacific. Patni has registered revenues of US$ 450 million for the year 2005. Patni’s service offerings include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMi Level 5 organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks. For more information on Patni, please visit www.patni.com.

8

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations. :

Gurpreet Singh, Patni India; +91-22-6693 0539; investors@patni.com

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations. :
Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

Safe Harbor:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

9

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE

FISCAL YEAR AND SECOND QUARTER ENDED SEP 30, 2006

October 27, 2006

NOTES:

•     Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the third quarter ended Sep 30, 2006.

•     U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•     Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•     Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

Fact Sheet Summary Index

Ref Number	Description
A	US GAAP Financials
A1	Conslidated Statement of Income
A2	Consolidated Balance Sheet USGAAP
A3	Consolidated Cash Flow Statement USGAAP

B	Indian GAAP Financials
B1	Conslidated Statement of Income
B2	Consolidated Balance Sheet Indian GAAP
B3	Consolidated Cash Flow Statement Indian GAAP

C	Reconcilation between US GAAP and Indian GAAP Income Statement

D	US GAAP Financials Based on Convinience Translation
D1	Conslidated Statement of Income
D2	Consolidated Balance Sheet USGAAP
D3	Consolidated Cash Flow Statement USGAAP

E	Operational and Analytical Information

E1	Revenue Anlaysis
E2	Revenue-Client Metrics
E3	Efforts and Utlisation
E4	Employee Metrics

A1) CONSOLIDATED STATEMENT OF INCOME  - US GAAP (US$ ‘000)

For the quarter  / period ended

Particulars	Sept 30 2006	Sept 30 2005	YoY Change %	June 30 2006	QoQ Change %	2005
Revenues	151,707	118,277	28.3%	143,027	6.1%	450,332
Cost of revenues	94,526	74,751	26.5%	86,150	9.7%	278,068
Depreciation	3,091	2,771	11.5%	3,190	-3.1%	10,413
Gross Profit	54,090	40,755	32.7%	53,687	0.8%	161,851
Sales and marketing expenses	11,037	9,576	15.3%	11,024	0.1%	36,059
General and administrative expenses	16,185	13,711	18.0%	18,386	-12.0%	53,822
Provision for doubtful debts and advances	520	195	—	161	—	(152)
Foreign exchange (gain) / loss, net	1,262	(542)	—	(98)	—	1,693
Operating income	25,086	17,815	40.8%	24,214	3.6%	70,429
Other income / (expense), net	2,946	1,563	88.4%	4,073	-27.7%	4,241
Income before income taxes	28,032	19,378	44.7%	28,287	-0.9%	74,670
Income taxes	5,751	3,138	83.3%	31,492	-81.7%	13,803
Net income/(loss)	22,281	16,240	37.2%	(3,205)	—	60,867
Earning per share
- Basic	$0.16	$0.13		$(0.02)		$0.48
- Diluted	$0.16	$0.13		$(0.02)		$0.48
Weighted average number of common shares used in computing earnings per share
- Basic	137,940,096	125,116,730		137,889,376		125,736,592
- Diluted	138,861,054	126,835,729		137,889,376		127,457,632

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 30-Sep-06	As on 30-Jun-06	As on 30-Sep-05
Assets
Total current assets	427,882	428,945	292,280
Goodwill	40,172	39,883	30,357
Intangible assets, net	9,950	10,212	11,297
Property, plant, and equipment, net	114,654	105,042	85,316
Other assets	5,601	7,899	6,229
Total assets	598,259	591,980	425,479
Liabilities
Total current liabilities	123,410	144,228	75,356
Capital lease obligations excluding current installments	524	480	449
Other liabilities	12,556	12,525	14,097
Total liabilities	136,490	157,232	89,902
Total shareholders’ equity	461,769	434,747	335,577
Total liabilities & shareholders’ equity	598,259	591,980	425,479

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Net cash provided by operating activities	11,027	16,787	31,033	69,584
Net cash used in investing activities	(17,944)	(12,046)	(23,059)	(113,854)
Capital expenditure, net	(13,495)	(12,656)	(15,672)	(51,050)
Investment in securities, net	(4,448)	609	(7,387)	(57,225)
Investment in subsidiary, net of cash acquired	—	—	—	(5,579)
Net cash provided / (used) in financing activities	(1,106)	(7,303)	(463)	111,875
Others	(94)	(99)	(120)	(329)
Common shares issued, net of expenses	161	184	639	118,736
Dividend on common shares	(1,174)	(7,388)	(983)	(6,532)
Net increase / (decrease) in cash and equivalents	(8,023)	(2,563)	7,511	67,605
Effect of exchange rate changes on cash and equivalents	346	(5,061)	(852)	(1,508)
Cash and equivalents at the beginning of the period	53,027	60,652	25,147	77,143
Cash and equivalents at the end of the period	45,350	53,027	31,806	143,241

B1) CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	Sept 30 2006	Sept 30 2005	Change %	June 30 2006	Change %	2005
Sales and service income	6,999,399	5,163,772	35.5%	6,490,885	7.8%	19,869,306
Other income	174,396	112,189	55.4%	131,212	32.9%	381,932
Total income	7,173,795	5,275,961	36.0%	6,622,097	8.3%	20,251,238
Staff costs	3,976,536	3,289,503	20.9%	3,538,407	12.4%	11,197,700
Selling, general and administration expenses	1,719,891	1,406,283	22.3%	1,729,778	-0.6%	5,609,358
Interest	22,103	56,083	-60.6%	128,655	-82.8%	81,234
Total expenditure	5,718,530	4,751,869	20.3%	5,396,840	6.0%	16,888,292
Net profit before tax and adjustments	1,455,265	524,092	177.7%	1,225,257	18.8%	3,362,946
Provision for taxation	275,657	26,758	930.2%	1,866,598	-85.2%	466,166
Prior period adjustment	—	—		291,898		909,687
Profit/(loss) for the year after taxation	1,179,608	497,334	137.2%	(933,239)	—	1,987,093
Profit and loss account, brought forward	8,649,780	8,787,364	-1.6%	9,583,348	-9.7%	7,480,016
Equity in earning of affiliate
Amount available for appropriation	9,829,388	9,284,698	5.9%	8,650,109	13.6%	9,467,109
Proposed dividend on equity shares	—	—		289		344,684
Dividend on equity shares of subsidiary	—	—		—		—
Dividend tax	—	—		40		50,733
Transfer to general reserve	—	—				194,413
Profit and loss account, carried forward	9,829,388	9,284,698	5.9%	8,649,780	13.6%	8,877,279

Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	8.55	3.97		(6.77)		15.80
- Diluted	8.49	3.92		(6.77)		15.59
Weighted average number of common shares used in computing earnings per share
- Basic	137,940,096	125,116,730		137,889,376		125,736,592
- Diluted	138,926,189	126,835,729		137,889,376		127,457,632

B2) CONSOLIDATED BALANCE SHEET - INDIAN GAAP   (RS. ‘000):

Particulars	As on 30-Sep-06	As on 30-Jun-06	As on 30-Sep-05
Assets
Current assets, loans and advances	9,014,490	9,233,033	6,901,675
Goodwill	3,512,601	3,506,131	2,886,750
Fixed assets(Net of Depreciation)	5,314,294	4,887,766	3,794,912
Investments	10,179,064	9,921,888	5,805,091
Deferred tax asset, net	481,789	594,815	436,523
Total assets	28,502,238	28,143,633	19,824,951
Liabilities
Current liabilities and provisions	5,970,221	6,884,978	3,693,057
Secured loans	30,635	31,462	33,253
Deferred tax liability, net	154,775	95,354	133,879
Total liabilities	6,155,631	7,011,794	3,860,189
Total shareholders’ equity	22,346,607	21,131,839	15,964,762
Total liabilities & shareholders’ equity	28,502,238	28,143,633	19,824,951

B3) CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Sept 30 2006	June 30 2006	Sept 30 2005	2005

Cash flows from / (used in) operating activities (A)	351,524	891,573	1,066,468	2,631,142

Cash flows used in investing activities (B)	(781,855)	(572,121)	(720,239)	(4,378,746)

Cash flows from / (used in) from financing activities (C)	(53,478)	(594,040)	(27,673)	5,158,724

Effect of changes in exchange rates (D)	58,100	6,673	(13,178)	(68,037)

Net decrease in cash and cash equivalents during the period (A+B+C+D)	(425,709)	(267,915)	305,378	3,343,083

Cash and cash equivalents at the beginning of the period	2,436,582	2,704,497	1,094,393	3,364,246

Cash and cash equivalents at the end of the period	2,010,873	2,436,582	1,399,771	6,707,329

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000):

Particulars	Sept 30 2006	June 30 2006	Sept 30 2005	2005

Consolidated net income as per Indian GAAP	1,179,608	(933,239)	497,334	1,987,093
Income taxes	(2,028)	(83,933)	(3,902)	(52,991)
Foreign currency differences	(85,115)	145,296	17,802	51,364
Employee retirement benefits	(12,830)	10,530	(17,727)	(22,082)
ESOP related Compensation Cost	(42,631)	(48,833)
Amortisation of Intangibles , arising on Business acquisition	(10,933)	(9,904)	(11,677)	(32,754)
Prior period adjustment - Impact of prior period tax estimate	—	774,816	227,539	746,661
Others	6,646	(436)	81	5,319
Total	(144,344)	787,106	212,402	702,681

Consolidated net income as per US GAAP	1,035,263	(146,133)	709,736	2,689,774

D1) CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the  quarter / period ended

Particulars	Sept 30 2006	Sept 30 2005	June 30 2006	2005
Exchange rate$1 = INR	45.95	43.94	45.87	44.95
Revenues	6,970,944	5,197,093	6,560,658	20,242,423
Cost of revenues	4,343,464	3,284,553	3,951,697	12,499,165
Depreciation	142,023	121,759	146,314	468,056
Gross Profit	2,485,457	1,790,781	2,462,647	7,275,202
Sales and marketing expenses	507,174	420,778	505,678	1,620,845
General and administrative expenses	743,698	602,445	843,363	2,419,304
Provision for doubtful debts and advances	23,878	8,576	7,387	(6,830)
Foreign exchange (gain) / loss, net	57,988	(23,800)	(4,497)	76,107
Operating income	1,152,719	782,782	1,110,716	3,165,777
Initial public offering related expenses	—	—	—	—
Other income / (expense), net	135,340	68,692	186,850	190,623
Income before income taxes	1,288,059	851,474	1,297,566	3,356,400
Income taxes	264,254	137,892	1,444,527	620,445
Net income/(loss)	1,023,805	713,582	(146,961)	2,735,955
Earning per share
- Basic	7.42	5.70	(1.07)	21.76
- Diluted	7.37	5.63	(1.07)	21.47
Weighted average number of common shares used in computing earnings per share
- Basic	137,940,096	125,116,730	137,889,376	125,736,592
- Diluted	138,861,054	126,835,729	137,889,376	127,457,632

D2) CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 30-Sep-06	As on 30-Jun-06	As on 30-Sep-05
Exchange rate$1 = INR	45.95	45.87	43.94
Assets
Total current assets	19,661,180	19,675,692	12,842,769
Goodwill	1,845,905	1,829,424	1,333,876
Intangible assets, net	457,193	468,432	496,389
Property, plant, and equipment, net	5,268,351	4,818,258	3,748,801
Deferred income taxes
Security deposits with affiliates
Other assets	257,368	362,306	273,709
Total assets	27,489,997	27,154,112	18,695,544
Liabilities
Total current liabilities	5,670,691	6,615,720	3,311,126
Capital lease obligations excl. installments	24,061	22,008	19,730
Other liabilities	576,948	574,516	619,435
Deferred income taxes
Total liabilities	6,271,700	7,212,244	3,950,291
Total shareholders’ equity	21,218,296	19,941,868	14,745,254
Total liabilities & shareholders’ equity	27,489,997	27,154,112	18,695,544

D3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Exchange rate $1 = INR	45.95	45.87	43.94	44.95
Net cash provided by operating activities	506,713	770,001	1,363,599	3,127,820
Net cash used in investing activities	(824,513)	(552,570)	(1,013,229)	(4,866,990)
Capital expenditure, net	(620,109)	(580,526)	(688,623)	(2,294,712)
Investment in securities, net	(204,404)	27,956	(324,606)	(2,572,278)
Investment in subsidiary, net of cash acquired	—	—	—	—
Net cash provided / (used) in financing activities	(50,838)	(335,002)	(20,358)	5,028,801
Others	(4,307)	(4,536)	(5,257)	(14,796)
Common shares issued, net of expenses	7,398	8,418	28,079	5,337,194
Dividend on common shares	(53,929)	(338,884)	(43,179)	(293,597)
Net increase / (decrease) in cash and equivalents	(368,639)	(117,570)	330,012	3,289,632
Effect of exchange rate changes on cash and equivalents	15,881	(232,164)	(37,422)	(67,791)
Cash and equivalents at the beginning of the period	2,436,612	2,782,103	1,104,954	3,467,600
Cash and equivalents at the end of the period	2,083,854	2,432,370	1,397,545	6,689,441

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Sept 30 2006	June 30 2006	Sept 30 2005	2005
United States	82.1%	81.0%	84.3%	84.8%
Europe	9.7%	11.2%	9.2%	9.1%
Japan	3.8%	3.9%	4.5%	4.3%
Asia-Pacific (excluding Japan)	2.8%	2.3%	0.6%	0.7%
Rest of the world	1.6%	1.7%	1.4%	1.1%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Insurance	23.2%	23.2%	27.5%	27.7%
Manufacturing	22.5%	21.4%	22.1%	21.9%
Financial Services	15.6%	15.5%	17.7%	16.0%
Telecommunications	17.1%	20.2%	14.9%	15.3%
Growth Industries	6.9%	5.8%	6.1%	6.5%
Independent Software Vendors	4.0%	4.2%	4.7%	5.0%
Product Engineering Servcies	10.6%	9.7%	7.1%	7.5%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Application Development & Maintenance	69.8%	71.8%	72.4%	73.0%
Enterprise Application Systems	14.2%	13.6%	13.4%	12.5%
Embedded Technology Services	9.7%	9.0%	7.1%	7.4%
Enterprise Systems Management	4.6%	4.0%	5.5%	5.3%
Others	1.8%	1.6%	1.8%	1.8%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Time and Material	65.1%	64.0%	56.6%	59.5%
Fixed Price (including Fixed Price SLA)	34.9%	36.0%	43.4%	40.5%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulates	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Top client	14.1%	14.5%	23.4%	22.1%
Top 5 Clients	36.9%	38.2%	48.7%	46.8%
Top 10 Clients	51.6%	54.1%	61.2%	59.3%
Client data
No of $1 million clients	71	64	58	61
No of new clients	27	23	18	74
No. of active Clients	235	220	191	199
% of Repeat Business	90.2%	92.0%	91.1%	91.7%

E3) EFFORTS AND UTLISATION

Efforts Mix	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Onsite efforts	33.9%	33.7%	35.0%	35.4%
Offshore efforts	66.1%	66.3%	65.0%	64.6%
Total	100.0%	100.0%	100.0%	100.0%

Utilisation	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Utilisation	72.3%	70.2%	67.7%	67.2%

E4) EMPLOYEE METRICS

	Sept 30 2006	June 30 2006	Sept 30 2005	2005
Offshore	9,648	9,908	8,750	9,221
Onsite	2,780	2,700	2,506	2,581
Total Employees	12,428	12,608	11,256	11,802
Net Additions	(180)	460	379	2,141
Sales & Support Staff	1,278	1,306	1,150	1,172
Attrition (LTM) excluding BPO	24.5%	21.0%	17.3%	18.6%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 27, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary